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                                                                 EXHIBIT 12 (II)

                                  NYCOR, INC.

           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                         (DOLLAR AMOUNTS IN THOUSANDS)


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
                                                                                HISTORICAL
                                                             -------------------------------------------------
                                                                          YEAR ENDED DECEMBER 31,
                                                             -------------------------------------------------
                                                                 1995         1994     1993     1992     1991
                                                             -------------   ------   ------   ------   ------
Earnings:
Income (loss) from continuing operations before taxes,
  extraordinary items and cumulative effect of accounting
  changes..................................................     ($3,703)     $  856   $4,379   $5,389   $4,157
Add:
  Portion of rent representative of the interest factor....          --          --       --       --       --
  Interest expense.........................................         304          --       --       --       --
                                                                 ------      ------    -----   ------   ------
Income (loss) as adjusted..................................     ($3,399)     $  856   $4,379   $5,389   $4,157
                                                                 ======      ======    =====   ======   ======
Preferred dividend requirements............................     $ 1,955      $1,955   $1,955   $1,955   $1,955
Ratio of income before provision for income taxes to net
  income(a)................................................        160%        160%     158%     152%     152%
Preferred dividend factor on pretax basis..................       3,128       3,128    3,089    2,972    2,972
Fixed charges
  Interest expense.........................................         304          --       --       --       --
  Portion of rent representative of the interest factor....          --          --       --       --       --
                                                                 ------      ------    -----   ------   ------
    Fixed charges and preferred dividends..................     $ 3,432      $3,128   $3,089   $2,972   $2,972
                                                                 ======      ======    =====   ======   ======
Ratio of earnings to combined fixed charges and preferred
  stock dividends..........................................          --          --     1.42     1.81     1.40
                                                                 ======      ======    =====   ======   ======
Deficiency of earnings versus combined fixed charges and
  preferred stock dividends................................     $ 6,831      $2,272       --       --       --
                                                                 ======      ======    =====   ======   ======
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(a) To reflect the Company's actual or expected marginal effective tax rate, as applicable.